Exhibit 99.1

Luokung Announces Removal from Executive Order List, Favorable Conclusion of Department of Defense Designation Matter

BEIJING, June 15, 2021 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading interactive location-based services and big data processing technology company based in China, announced today that the U.S. Department of Defense (“DoD”) has removed the Company’s designation as a Communist Chinese Military Company. In addition, as a result of the omission of the Company from Executive Order 14032, which amends and supersedes Executive Order 13959 in imposing restrictions on trading shares of certain Chinese companies, Luokung and its shareholders are no longer subject to any restrictions pursuant to Executive Order 13959, as amended.

DoD confirmed the foregoing to Luokung and to the U.S. District Court for the District of Columbia. In light of the foregoing, Luokung and the government Defendants have filed a joint stipulation to have the Company’s lawsuit challenging the designation voluntarily dismissed, which will bring the lawsuit to a close.

Luokung has regained eligibility for inclusion in the FTSE GEIS (Micro Cap) index, and expects that it will be re-included in such index upon the open of the stock market on June 21, 2021.

Mr. Xuesong Song, Chairman and CEO, stated, “We are pleased with this favorable outcome for Luokung and its shareholders. In the coming weeks, we expect to provide additional updates on our operations. We feel that the market potential for our spatial-temporal technology will only continue to grow due to the expansion of autonomous applications. Finally, our recent closing of the eMapgo Technologies acquisition is indicative of our belief in the market potential of combining Luokung’s core technology with eMapgo’s leading position in the Advanced Driving Assistance System (ADAS) and autonomous driving industries. We are very relieved to put this challenge behind us and plan to continue to focus on building value for all of our shareholders.”

About Luokung Technology Corp.

Luokung Technology Corp. is a leading Spatial-Temporal intelligent big data services company, as well as a leading provider of location-based services (LBS) and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and related intelligent Spatial-Temporal big data, Luokung established city-level and industry-level holographic Spatial-Temporal digital twin systems and actively serves industries including autonomous driving, vehicle-road collaboration (“V2X”), smart transportation, smart travel, local business LBS, new infrastructure, smart cities, and smart industries (emergency, natural resources, environmental protection, water conservancy, energy, smart training, etc.).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

Investor Relations:

Adam Prior

Senior Vice President

The Equity Group Inc.

Tel: 212-836-9606

Email: aprior@equityny.com